

November 9, 2011

<u>Via Email</u>
Julian Spitari, Chairman and Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd. Suite 350
Beverly Hills, CA 90211

     **Re:    Imobolis, Inc.**
             **Revised Preliminary Information Statement on Schedule 14C**
             **Filed November 1, 2011**
             **File No. 333-167077**

Dear Mr. Spitari:

We have reviewed your amended filing and your response letter and have the following comment.

<u>Proposals 4 and 5, page 7</u>

1.     We note your response to prior comment 3 of our letter dated October 27, 2011 and we reissue our comment in part. Please furnish all of the information required by Item 7 of Schedule 14A in connection with the appointment of a new director. In particular, please address all of the applicable Regulation S-K item requirements including, but, not limited to the information required by Item 401 of Regulation S-K regarding the age and business experience of your directors and executive officer and the information required by Item 407 regarding corporate governance.

Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

                          Sincerely,

                          /s/ Maryse Mills-Apenteng

                          Maryse Mills-Apenteng
                          Special Counsel

cc:    <u>Via Email</u>
       Ron Chew
       3699 Wilshire Blvd #700
       Los Angeles, CA 90010